Exhibit 3.1
THIRD AMENDMENT
TO
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
HERITAGE DISTILLING HOLDING COMPANY, INC.
(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)
October 30, 2025
Heritage Distilling Holding Company, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
1.The Board of Directors of the Corporation has duly adopted resolutions setting forth a proposed amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended, declaring said amendment to be advisable and calling for the stockholders of the Corporation to consider such amendment at a special meeting of the stockholders of the Corporation. The amendment would delete Article IV of the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended, in its entirety and replace it with the following:
“A. Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is nine hundred ninety-five million (995,000,000). The total number of shares of Common Stock that the Corporation is authorized to issue is nine hundred eighty-five million (985,000,000), having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is ten million (10,000,000), having a par value of $0.0001 per share.
B. Reverse Stock Split. Without regard to any other provision of this Second Amended and Restated Certificate, as amended, effective at 12:01, eastern time, on November 5, 2025 (the “Effective Time”), the shares of Common Stock issued and held in treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each twenty (20) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time, shall be entitled to receive a cash payment equal to the product of the closing sales price of the Common Stock on the Nasdaq Capital Market on November 4, 2025, which is the trading date that is immediately prior to the Effective Time, and the amount of the fractional share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.”
2.    Pursuant to a resolution of the Board of Directors, the special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by the DGCL were voted in favor of the amendment.
3.    This foregoing amendment was duly and validly adopted in accordance with Section 242 of the DGCL.
IN WITNESS WHEREOF, the Corporation has caused this Third Amendment to Second Amended and Restated Certificate of Incorporation to be duly executed by an authorized officer this 30th day of October, 2025.

HERITAGE DISTILLING HOLDING COMPANY, INC.
By:     /s/ Justin Stiefel
Name:     Justin Stiefel
Title:     Chief Executive Officer
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